Exhibit 99.1

Polestar publishes full year 2023 results; sets the date for Q1 results and Q2 global volumes

•	Gross profit margin in-line with guidance, excluding non-cash impairment charges of around USD 450 million

•	First customer deliveries of Polestar 3 commenced

•	Q1 2024 results and Q2 2024 global volumes to be published on 2 July 2024

GOTHENBURG, SWEDEN – 28 June 2024. Polestar (Nasdaq: PSNY) reports its preliminary unaudited financial and operational results for 2023 and sets the date for Q1 2024 preliminary unaudited results as well as Q2 2024 global volumes on 2 July 2024.

Polestar’s 2023 gross profit margin was in-line with earlier guidance, prior to recognizing non-cash impairment charges of around USD 450 million, relating to Polestar 2 assets and inventory impairment.

Per Ansgar, Polestar CFO, comments: “With the 2023 preliminary results now published, Polestar and its auditors are finalising the process, and we now expect to file our Annual Report on Form 20-F in the coming weeks.”

The previously announced errors identified in the Company’s audited 2021 and 2022 accounts have now been corrected and as guided have an impact on net loss of less than 5% in each respective year – positively in one and negatively in the other.

The customer deliveries of Polestar 3 have now started and will ramp up over the summer. The first release of customers test-drive slots in Europe have been filled and production in South Carolina remains on track to start during the end of the summer.

Polestar expects to publish its preliminary unaudited results for the first quarter and global deliveries for the second quarter on 2 July before market open in New York. Management will host a live audio webcast on 2 July at 08:00 US Eastern Time (14:00 Central European Summer Time), with verified shareholders able to ask questions through the Say Technologies platform until Monday, 1 July accessible via the Polestar Investor Relations website.

Key financial highlights

The below table summarizes preliminary key financial results for the twelve months ended December 31, 2023:

(in millions of U.S. dollars) (unaudited)
	For the year ended December 31,		% Change
	2023	2022	%
	(Restated)
Revenue	2,377.7	2,445.0	(3)
Cost of sales	(2,792.4)	(2,346.7)	19
Gross (loss) profit	(414.7)	98.4	n/m
Gross margin (%)	(17.4)	4.0	n/m
Selling, general and administrative expense	(954.9)	(839.9)	14
Research and development expense	(158.4)	(174.9)	(9)
Other operating income (expense), net	68.5	(0.3)	n/m
Listing expense(1)	—	(372.3)	n/m
Operating loss	(1,459.5)	(1,289.1)	13
Adjusted operating loss(2)	(1,459.5)	(916.8)	59

(1)	The listing expense represents a non-recurring, non-cash, share-based listing charge, incurred in connection with the business combination with Gores Guggenheim, Inc (GGI). on June 23, 2022
(2)	Non-GAAP measure. See Appendix B for details and a reconciliation of adjusted metrics to the nearest GAAP measure.

•	Revenue decreased USD 67.3 million, or 3%, mainly driven by higher discounts and lower sales of carbon credits, partially offset by an increase in vehicle sales volumes.

•

Gross result decreased USD 513.0 million as the result of impairment of Polestar 2 intangible assets of USD 240.5 million an property, plant and equipment of USD 40.3 million, assets under operating lease of USD 48.9 million as well as increased inventory impairment of USD 120.1 million. Additionally, higher material and freight costs contributed to overall decrease, only partly offsetting lower warranty costs and positive foreign currency effect. The decrease is also attributed to decreased revenue, as stated above.

•

Selling, general and administrative expenses increased USD 115.0 million, or 14%. This increase is primarily due to higher advertising, sales, and promotional activities related to commercial campaigns and events for the Polestar 3 and Polestar 4 global launches.

•

Research and development expenses decreased USD 16.5 million, or 9% due to a decrease in amortization costs from internal development programs reaching program start now recognized in cost of sales. This decrease was partially offset by the continued investments in future vehicles and technologies.

•

Other operating income (expense), net changed from an expense of USD 0.3 million for the year ended December 31, 2022 to income of USD 68.5 million for the year ended December 31, 2023. This change is primarily due to positive foreign exchange effects on working capital, sales of plant operation services and a gain on disposal of assets held for sale.

•

Operating loss increased by USD 170.4 million, or 13%, with lower revenue, higher cost of sales including higher impairment of USD 450 million and a Q2 2022 one-time share-based listing charge of USD 372.3 million.

•	Adjusted operating loss of USD 542.7 million, primarily due to lower gross profit during the year ended December 31, 2023.

Cash flow highlights

The below table summarizes preliminary cash flow for the twelve months ended December 31, 2023:

(in millions of U.S. dollars) (unaudited)
For the year ended December 31,
2023
Beginning cash	973.9
Operating	(1,874.6)
Investing	(439.4)
Financing	2,095.3
Foreign exchange effect on cash and cash equivalents	13.7
Ending cash	768.9

•

Operating cash outflow of USD 1,874.6 million, mainly driven by the net loss adjusted for non-cash expenses as well as negative changes in working capital due to higher levels of inventory and trade payable payments.

•

Investing cash outflow of USD 439.4 million, predominantly driven by intellectual property investments for Polestar 2, Polestar 3, and Polestar 4, partly offset by the divestment of the Chengdu plant for USD 153.6 million.

•

Financing cash inflow of USD 2,095.3 million, with proceeds from long-term related party loans with Geely and Volvo Cars, working capital facilities and short-term green trade revolving credit facility.

Preliminary key operational highlights

The below table summarizes key preliminary operational results as of and for the twelve months ended December 31, 2023:

	For the year ended December 31,		% Change
	2023	2022
	(Restated)
Global volumes(1)	54,626	51,549	6
- including external vehicles with repurchase obligations	2,859	1,344
- including internal vehicles	1,958	1,630

	For the year ended December 31,		Change
Markets(2)	27	27	—
Locations(3)	192	158	+34
Service points(4)	1,149	1,116	+33

(1)

Represents the sum of total volume of vehicles delivered for (a) external sales of new vehicles without repurchase obligations, (b) external sales of vehicles with repurchase obligations, and (c) internal use vehicles for demonstration and commercial purposes or to be used by Polestar employees (vehicles are owned by Polestar and included in inventory). A vehicle is deemed delivered and included in the volume figure for each category once invoiced and registered to the external or internal counterparty, irrespective of revenue recognition. Revenue is recognized in scenarios (a) and (b) in accordance with IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases, respectively. Revenue is not recognized in scenario (c).

(2)	Represents the markets in which Polestar operates.
(3)	Represents Polestar Spaces, Polestar Destinations, and Polestar Test Drive Centers.
(4)	Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar’s international expansion.

•	Global volumes increased 3,077 to 54,626 cars for the year ended December 31, 2023, an increase of 6% year on year.

•	Polestar has 192 retail locations and 1,149 service points across its markets, up 34 and 33 respectively, as compared to the year ended December 31, 2022.

Inventory and Polestar 2 assets impairment

•

Historically, Polestar tested assets for impairment under a single cash-generating-unit (‘CGU’) as all assets were concentrated around fewer product lines with largely the same assets in use to generate cash flows. With Polestar business growing and technologies in new car lines developing at a fast pace, the capital intensive assets used to generate each model have become largely independent over time and therefore started to generate independent cash flows. This led to the re-evaluation from 1 to 4 separate CGUs in late 2023, one for each existing car line, Polestar 2, Polestar 3 and Polestar 4 and the fourth one for early-stage projects. Historically, Polestar tested assets for impairment under a single cash-generating-unit (‘CGU’) as all assets were concentrated around fewer product lines with largely the same assets in use to generate cash flows. With Polestar business growing and technologies in new car lines developing at a fast pace, the capital-intensive assets used to generate each model have become largely independent over time and therefore started to generate independent cash flows. This led to the re-evaluation from 1 to 4 separate CGUs in late 2023, one for each existing car line, Polestar 2, Polestar 3 and Polestar 4 and the fourth one for early-stage projects.

•

In 2023, Polestar for the first time conducted an impairment assessment of the Company with the recoverable amounts of the separate CGUs. As a result of the recoverability analysis, Polestar determined that the book value of the assets related to Polestar 2 CGU exceeded its recoverable value by USD 329.7 million, and therefore recognized an impairment loss in cost of sales of USD 240.5 million for intangible assets, USD 40.3 million related to property plant and equipment and USD 48.9 million related to assets under operating lease.

•

Inventory impairment charges recognized in Cost of sales for 2023 amounted to USD 120.1 million. These charges were triggered by the lower than anticipated demand in certain key markets, which led to fewer cars being sold and an inventory buildup, alongside the impact from used cars which have started to come into inventory in a more meaningful way.

Contacts

Bojana Flint

Head of Investor Relations

bojana.flint@polestar.com

Theo Kjellberg

Head of Corporate PR

theo.kjellberg@polestar.com

Statement Regarding Preliminary Unaudited Financial and Operational Results

The unaudited financial and operational information published herein is preliminary and subject to potential adjustments. Potential adjustments to operational and consolidated financial information may be identified from further work performed during Polestar’s quarter-end review. This could result in differences from the unaudited operational and financial information published herein. For the avoidance of doubt, the preliminary unaudited operational and financial information published herein should not be considered a substitute for the further financial information contained within the Annual Report on Form 20-F for the fiscal year ended December 31, 2023 expected to be filed with the SEC in the coming weeks.

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand determined to improve society by using design and technology to accelerate the shift to sustainable mobility. Headquartered in Gothenburg, Sweden, its cars are available online in 27 markets globally across North America, Europe and Asia Pacific.

Polestar plans to have a line-up of five performance EVs by 2026. Polestar 2, the electric performance fastback, launched in 2019. Polestar 3, the SUV for the electric age, launched in late 2022. Polestar 4, the SUV coupé transformed, is launching in phases through 2023 and into 2024. Polestar 5, an electric four-door GT and Polestar 6, an electric roadster, are coming soon.

The Polestar 0 project supports the company’s ambitious goal of creating a truly climate-neutral production car by 2030. The research initiative also aims to create a sense of urgency to act on the climate crisis, by challenging employees, suppliers and the wider automotive industry, to drive towards zero.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries, gross margin and funding updates. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners, such as Volvo Cars, Geely or Xingji Meizu Group, and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners, some of which may have limited experience with electric vehicles, to manufacture vehicles at a high volume or develop devices, products, apps or operating systems for Polestar, and to allocate sufficient production capacity or resources to Polestar in order for Polestar to be able to increase its vehicle production capacities and product offerings; (5) the ability of Polestar to grow and manage growth profitably including expectations of growth and financial performance by generating expected revenues at expected selling prices, maintain relationships with customers and retain its management and key employees; (6) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives, tarrifs and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others, adverse results from litigation, governmental investigations or audits, or tax-related proceedings or audits; (12) the ability to meet stock exchange listing standards; (13) changes in applicable laws or regulations or governmental incentive programs; (14) Polestar’s ability to establish its brand and capture additional market share, (15) the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, development, manufacture, launch and financing of Polestar’s vehicles and other product offerings, and Polestar’s reliance on a limited number of vehicle models to generate revenues; (17) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of Polestar’s offerings; (19) risks related to Polestar’s distribution model; (20) inflation, interest rate changes, the ongoing conflict between Ukraine and Russia and in Israel and the Gaza Strip as well as the Red Sea, supply chain disruptions, fuel and energy prices and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; (21) Polestar’s ability to forecast demand for its vehicles; (22) Polestar’s ability to raise additional funding; (23) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (24) the identification of additional accounting errors and/or a final assessment of errors already identified that differs significantly from Polestar’s preliminary view of such errors; and (25) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.

Appendix A

Polestar Automotive Holding UK PLC

Preliminary Unaudited Consolidated Statement of Income (Loss)

(in thousands of U.S. dollars unless otherwise stated)

	For the year ended December 31,
	2023	2022
		(Restated)
Revenue	2,377,662	2,445,005
Cost of sales	(2,792,405)	(2,346,652)

Gross profit	(414,743)	98,353

Selling, general and administrative expense	(954,884)	(839,926)
Research and development expense	(158,406)	(174,916)
Other operating income (expense), net	68,530	(304)
Listing expense	—	(372,318)

Operating loss	(1,459,503)	(1,289,111)

Finance income	69,422	8,552
Finance expense	(213,321)	(108,402)
Fair value change - Earn-out rights	443,168	902,068
Fair value change - Class C Shares	22,000	35,090
Share of earnings in associates	(43,082)	—

Loss before income taxes	(1,181,316)	(451,803)

Income tax benefit (expense)	8,030	(29,660)

Net loss	(1,173,286)	(481,463)

Polestar Automotive Holding UK PLC

Preliminary Unaudited Consolidated Statement of Financial Position

(in thousands of U.S. dollars unless otherwise stated)

	As of the year ended December 31,
	2023	2022
		(Restated)
Assets
Non-current assets
Intangible assets and goodwill	1,429,304	1,394,282
Property, plant and equipment	319,648	275,954
Vehicles under operating leases	70,085	97,186
Other non-current assets	7,212	5,306
Deferred tax asset	44,291	11,287
Investments in associates	—	—
Other investments	2,414	2,333

Total non-current assets	1,872,954	1,786,348

Current assets
Cash and cash equivalents	768,927	973,877
Trade receivables	126,205	239,578
Trade receivables - related parties	61,026	79,225
Accrued income - related parties	152,605	49,060
Inventories	939,359	629,118
Current tax assets	9,270	7,184
Assets held for sale	—	56,001
Other current assets	192,185	112,984
Other current assets - related parties	9,576	—

Total current assets	2,259,153	2,147,027

Total assets	4,132,107	3,933,375

Equity
Share capital	(21,168)	(21,165)
Other contributed capital	(3,615,154)	(3,584,232)
Foreign currency translation reserve	27,406	15,769
Accumulated deficit	4,855,044	3,681,822

Total equity	1,246,128	92,194

Liabilities
Non-current liabilities
Non-current contract liabilities	(63,063)	(49,018)
Deferred tax liabilities	(3,709)	(12,470)
Other non-current provisions	(104,681)	(75,362)
Other non-current provisions—related parties	(26,700)	—
Other non-current liabilities	(73,149)	(27,859)
Earn-out liability	(155,402)	(598,570)
Other non-current interest-bearing liabilities	(54,439)	(31,326)
Other non-current interest-bearing liabilities—related parties	(1,409,244)	(43,643)

Total non-current liabilities	(1,890,387)	(838,248)

Current liabilities
Trade payables	(91,134)	(97,418)
Trade payables—related parties	(275,704)	(935,161)
Accrued expenses—related parties	(450,000)	(157,426)
Advance payments from customers	(16,415)	(35,717)
Current provisions	(64,211)	(72,849)
Liabilities to credit institutions	(2,023,582)	(1,326,388)
Current tax liabilities	(12,813)	(14,394)
Interest-bearing current liabilities	(19,547)	(11,935)
Interest-bearing current liabilities—related parties	(68,332)	(26,618)
Current contract liabilities	(112,062)	(44,219)
Class C Shares liability	(6,000)	(28,000)
Other current liabilities	(347,442)	(368,134)
Other current liabilities—related parties	(606)	(69,062)

Total current liabilities	(3,487,848)	(3,187,321)

Total liabilities	(5,378,235)	(4,025,569)

Total equity and liabilities	(4,132,107)	(3,933,375)

Polestar Automotive Holding UK PLC

Preliminary Unaudited Consolidated Statement of Cash Flows

(in thousands of U.S. dollars unless otherwise stated)

	For the year ended December 31,
	2023	2022
		(Restated)
Cash flows from operating activities
Net loss	(1,173,286)	(481,463)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization	115,010	156,370
Warranties	65,543	91,283
Impairment of inventory	120,083	14,830
Impairment of property, plant and equipment, vehicles under operating leases, and intangible assets	329,731	—
Finance income	(69,422)	(8,552)
Finance expense	213,321	108,435
Fair value change - Earn-out rights	(443,168)	(902,068)
Fair value change - Class C Shares	(22,000)	(35,090)
Listing expense	—	372,318
Income tax benefit (expense)	(8,030)	29,660
Share of earnings in associates	43,304	—
Disposals and derecognition of property plant and equipment and intangible assets	10,891	—
Provisions for minimum purchase commitments	26,700	—
Other provisions	24,889	—
Unrealized exchange gain/loss operating payables	26,787	—
Other non-cash expense and income	(5,185)	18,997
Change in operating assets and liabilities:
Inventories	(364,299)	(198,737)
Vehicles under operating leases	—	—

Contract liabilities	78,324	20,729
Trade receivables, prepaid expenses and other assets	(141,384)	(222,690)
Trade payables, accrued expenses and other liabilities	(523,700)	14,397
Interest received	32,280	8,552
Interest paid	(175,466)	(68,130)
Taxes paid	(35,477)	(19,559)

Cash used for operating activities	(1,874,554)	(1,100,718)

Cash flows from investing activities
Additions to property, plant and equipment	(137,400)	(32,269)
Additions to intangible assets	(457,365)	(674,275)
Additions to other investments	—	(2,500)
Proceeds from the sale of property, plant and equipment	1,779	—
Proceeds from disposal of asset grouping classified as held for sale	153,586	—

Cash used for investing activities	(439,400)	(709,044)

Cash flows from financing activities
Change in restricted deposits	—	—
Proceeds from short-term borrowings	3,274,754	2,149,799
Increase in non-current borrowings	—	—
Principal repayments of short-term borrowings	(2,542,975)	(1,426,935)
Proceeds from long term borrowings	1,359,781	—
Principal repayments of lease liabilities	(21,917)	(8,028)
Proceeds from the issuance of share capital and other contributed capital	25,630	1,417,973
Transaction costs	—	(38,903)

Cash provided by financing activities	2,095,273	2,093,906
Effect of foreign exchange rate changes on cash and cash equivalents	13,731	(66,944)

Net increase (decrease) in cash and cash equivalents	(204,950)	217,200

Cash and cash equivalents at the beginning of the period	973,877	756,677

Cash and cash equivalents at the end of the period	768,927	973,877

Appendix B

Polestar Automotive Holding UK PLC

Preliminary Non-GAAP Financial Measures

Polestar uses both generally accepted accounting principles (i.e., IFRS known as “GAAP”) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance, internal comparisons to historical performance, and other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide a useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies.

These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when understanding Polestar’s operating performance.

The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.

Non-GAAP financial measures include adjusted operating loss, adjusted EBITDA, adjusted net loss, and free cash flow.

Adjusted Operating Loss

Polestar defines adjusted operating loss as an Operating loss, adjusted to exclude listing expense. This measure is reviewed by management and provides a relevant measure for understanding the ongoing operating performance of the business prior to the impact of the non-recurring adjusting item.

Adjusted EBITDA

Adjusted EBITDA is calculated as Net loss, adjusted for listing expense, fair value change of earn-out rights, fair value change of the Class C Shares, interest income, interest expense, income tax expense, depreciation, amortization and impairment of property plant and equipment, vehicles under operating leases, and intangible assets. Adjusted EBITDA is defined as EBITDA, adjusted for certain income and expenses which are significant in nature and that management considers not reflective of ongoing operational activities. This measure is reviewed by management and is a relevant measure for understanding the underlying operating results and trends of the business prior to the impact of any adjusting items.

Adjusted Net Loss

Adjusted net loss is calculated as Net loss, adjusted to exclude listing expense, fair value change of earn-out rights, and fair value change of the Class C Shares. This measure represents net loss, adjusted for certain income and expenses which are significant in nature and that management considers not reflective of ongoing operational activities. This measure is reviewed by management and is a relevant measure for understanding the underlying performance of Polestar’s core business operations.

Free Cash Flow

Free cash flow is calculated as cash used for operating activities, adjusted for cash flows used for tangible assets and intangible assets. This measure is reviewed by management and is a relevant measure for understanding cash sourced from operating activities that is available to repay debts, fund capital expenditures, and spend on other strategic initiatives.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(in thousands of U.S. dollars unless otherwise stated)

Adjusted Operating Loss

	For the year ended December 31,
	2023	2022
		(Restated)
Operating loss	(1,459,503)	(1,289,111)
Listing expense	—	372,318

Adjusted operating income (loss)	(1,459,503)	(916,793)

Adjusted EBITDA

	For the year ended December 31,
	2023	2022
		(Restated)
Net loss	(1,173,286)	(481,463)
Listing expense	—	372,318
Fair value change - Earn-out rights	(443,168)	(902,068)
Fair value change - Class C Shares	(22,000)	(35,090)
Interest income	(32,280)	(7,658)
Interest expenses	204,851	77,477
Income tax benefit (expense)	(8,030)	29,660
Depreciation and amortization	115,010	156,370
Impairment of property plant and equipment, vehicles under operating leases, and intangible assets	329,731	—

Adjusted EBITDA	(1,029,172)	(790,454)

Adjusted Net Loss

	For the year ended December 31,
	2023	2022
		(Restated)
Net loss	(1,173,286)	(481,463)
Listing expense	—	372,318
Fair value change - Earn-out rights	(443,168)	(902,068)
Fair value change - Class C Shares	(22,000)	(35,090)

Adjusted net income (loss)	(1,638,454)	(1,046,303)

Free Cash Flow

	For the year ended December 31,
	2023	2022
		(Restated)
Net cash used for operating activities	(1,874,554)	(1,100,718)
Additions to property, plant and equipment	(137,400)	(32,269)
Additions to intangible assets	(457,365)	(674,275)

Adjusted free cash flow	(2,469,319)	(1,807,262)